

June 13, 2013

Via E-Mail
Matthew Marcus
President and Chief Executive Officer
PC Group, Inc.
2840 Hwy 95 Alt S #7
Silver Springs, Nevada 89429

> **Re:** **Pioneer Consulting Group, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **September 30, 2012**
> **Filed April 16, 2013**
> **File No. 000-54794**

Dear Mr. Marcus:

We issued comments to you on the above captioned filing on May 13, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 27, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have any questions. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief